Exhibit 99.1

Cash Store Financial Closes Offering of Senior Secured Notes and Completes Purchase of Loans Receivable Assets

EDMONTON, Jan. 31, 2012 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial" or the "Company") (TSX: CSF; NYSE: CSFS) is pleased to announce that it has closed its previously announced private offering (the "Offering") of C$132,500,000 aggregate principal amount of 11½% senior secured notes (the "Notes"). The Notes were issued at a price of 94.608% and will mature on January 31, 2017.

Gord Reykdal, Chairman and CEO commented: "This transaction will benefit the Company and will allow us to transition to a direct lending model at a reduced fixed cost of capital. We are pleased to note the strong investor interest demonstrated by the oversubscription to the issue. This inaugural bond issue in the U.S. and Canadian markets provides the company with access to a new source of funding to support further growth. As of today we have transitioned 100% of the outstanding accounts receivable in the regulated provinces onto our balance sheet."

The Notes are fully and unconditionally guaranteed by all of the Company's subsidiaries. The Company used a portion of the net proceeds of the Offering to purchase loans receivable assets from the Company's current third-party lenders concurrently with the closing of the Offering and will use the balance of the net proceeds for general corporate purposes and to pay fees and expenses.

The Notes were offered and sold in Canada on a private placement basis pursuant to certain prospectus exemptions and will not be registered or qualified by prospectus under any securities legislation. The Notes were offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act"), and outside the United States to persons other than U.S. persons in reliance on Regulation S under the Securities Act. The offer and sale of the Notes will not be registered under the Securities Act and the Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

The Notes are subject to resale and transfer restrictions in accordance with applicable securities legislation.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any offer or sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Cash Store Financial

Cash Store Financial is the only broker and lender of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates more than 573 branches across Canada under the banners "Cash Store Financial" and "Instaloans". Cash Store Financial also operates 23 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as brokers and lenders to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the Freedom card) and a prepaid credit card (the Freedom MasterCard) as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 2,300 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular this news release contains forward-looking information with respect to our goals and strategic priorities, introduction of products, share repurchase initiatives, branch openings and competition as well as initiatives to grow revenue or reduce retention payments. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual Information Form, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 40-F filed with the  U.S. Securities and Exchange Commission. All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

%CIK: 0001490658

For further information:

Gordon J. Reykdal, Chairman and Chief Executive Officer, (780) 408-5118; or Nancy Bland, Chief Financial Officer, (780) 732-5683.

CO: The Cash Store Financial Services Inc.

CNW 14:22e 31-JAN-12